FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2008	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC’S CASINO SOFTWARE SOARS WITH BSkyB Group plc

Multi-year agreement provides leading entertainment brand with CryptoLogic’s top non-downloadable games

August 8, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, has announced a three-year casino licensing contract with Sky Betting & Gaming, part of BSkyB Group plc (BSkyB), the UK’s leading entertainment brand. Under the agreement, made through CryptoLogic subsidiary WagerLogic Ltd., a selection of the e-gaming leader’s top, non-downloadable casino games will be available on SkyVegas.com by early 2009.

“In 2008, CryptoLogic committed to aggressively expanding its licensee base to drive profitability for the company, our customers and our shareholders,” said Brian Hadfield, CryptoLogic’s President and CEO. “This new deal, which will see our casino games made available on Sky Vegas, is a major step towards this goal. With CryptoLogic’s innovative gaming products paired with the popularity of Sky Vegas, the sky’s the limit.”

Sky Betting & Gaming joins other top international gaming and entertainment brands that have chosen CryptoLogic-developed software, including InterCasino, and William Hill. As part of its expansion strategy, CryptoLogic has recently signed contracts with 888.com, and BetJacks – with further high-profile, successful operators in the pipeline and to come.

“As we looked to broaden our Internet casino offering, we knew we needed the best of the best; software that would engage our players with quality, creativity and integrity, said Richard Flint, Managing Director of Sky Betting and Gaming “CryptoLogic’s reputation for innovation opened the door, and their commitment to execution made up our minds.”

“For CryptoLogic and WagerLogic, partnering with a leading brand such as BSkyB is an excellent opportunity to enhance and broaden the player experience with our award-winning casino software in our core European market,” added Antony Demetriades, WagerLogic’s Managing Director.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic has one of the most comprehensive casino suites on the Internet today, including popular casual games such as Cubis and Bejeweled, as well as an industry leading suite of video slots with interactive and immersive bonus rounds. CryptoLogic’s award-winning casino lineup includes some of the industry’s most popular and visually-stunning online jackpot slot games, including the Frightmare slot series, Rags to Riches and the Rapid Fire jackpot series, the slots that trigger their jackpots more frequently than any other online casino games.

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

The company also boasts some of the biggest jackpots in the industry, including Millionaires Club – a game that has made more instant millionaires in the last year than any other online casino game in history. The game has paid out more than $15 million in jackpot wins in the past year alone, with four players winning more than $1 million.

In 2008, CryptoLogic earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players, it is widely considered the industry’s top honour.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

About British Sky Broadcasting (BSkyB)

Sky is the UK’s leading entertainment company. A third of households in the UK and Ireland – 8.98 million households - enjoy an unprecedented choice of movies, news, entertainment, sports channels and interactive services on Sky Digital, our digital television service. Sky is also the UK’s fastest growing broadband and fixed telephony providers, with well over a million customers taking each service. In addition to its digital television service, Sky continues to harness technology in enhancing the TV experience. Over 3.7 million customers use Sky+, Sky’s digital video recorder, to watch what they want, when they want. Sky+ HD provides all the benefits of Sky+ with HD picture quality across 19 channels showing over 7,000 hours of HD programming every month. Sky also provides the UK’s largest 3G mobile TV service (Sky Mobile TV) and offers a multi-platform on-demand video service (Sky Anytime on TV and Sky Player).

About Sky Betting & Gaming

Sky Betting & Gaming is a wholly-owned division of BSkyB, comprising Sky Bet, Sky Poker, Sky Vegas and Sky Bingo. Customers can use all of these products to bet and play through a single account on the internet, through interactive TV or on their mobile phones.

With over 100 games sourced from some of the world’s leading games suppliers, Sky Vegas has a wide variety of top quality casino, instant win and slots games, with no download required. Games can be played online at skyvegas.com or via Interactive TV.

All of Sky’s betting and gaming products are accredited by GamCare in recognition of Sky’s commitment to responsibility, which is reflected through product design, internal practices and staff training.

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For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Kyla Thoms, ext 237 kthoms@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.